# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock, Liquidation Preference $25.00 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 06/15/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002122050

## Reporting persons
- Toor Saquib Fasih: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 6,183; shared voting power 23,147; sole dispositive power 6,183; shared dispositive power 23,147; aggregate amount beneficially owned 29,330 (8.7% of the class)

## Item 1. Issuer
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, NEW YORK, 11804.

## Item 2. Person Filing
Name of person filing: Saquib Fasih Toor
Address of principal business office or, if none, residence: 903 Queens Lane, Glenview, IL 60025
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 29,330 shares of Series A Preferred Stock.
Percent of class: Approximately 8.71%
Sole power to vote or to direct the vote: 6,183
Shared power to vote or to direct the vote: 23,147
Sole power to dispose or to direct the disposition: 6,183
Shared power to dispose or to direct the disposition:
23,147

The 6,183 shares over which the Reporting Person holds sole power are held in his individual brokerage accounts. The 23,147 shares over which the Reporting Person holds shared power are held by his spouse, Dalia Mahmoud, with whom he shares a household. The Reporting Person also beneficially owns 282 shares of the Issuer's Common Stock, which are not the subject class of this statement.

The Series A Preferred Stock is a non-voting class of securities except for the limited voting rights described in the Issuer's Articles Supplementary and prospectus. If dividends on the Series A Preferred Stock have not been paid for six or more quarterly periods (whether or not consecutive), holders of the Series A Preferred Stock become entitled to vote for the election of two additional trustees until all accrued and unpaid dividends have been paid or declared and set apart for payment. The Issuer suspended dividends on the Series A Preferred Stock in December 2022 and, following the failure to pay dividends for six quarterly periods, these voting rights vested on June 15, 2024, the payment date for the sixth unpaid quarterly dividend. Because the Series A Preferred Stock was a non-voting class prior to the vesting of such voting rights, the Reporting Person was not required to file a statement pursuant to Section 13(d) or Section 13(g) of the Act with respect to this class before that time. This statement is being filed in connection with the vesting of such voting rights.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Toor Saquib Fasih: /s/ Saquib Fasih Toor, Saquib Fasih Toor, Individual (Reporting Person) (08/06/2026)